82-2441



KELSO TECHNOLOGIES INCORPORATED

03 APR 22 AM 7:21

NEWS RELEASE

TSX-V: KLS



03050373

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

April 4, 2003, Vancouver, BC — The Company announces that it is arranging, subject to regulatory approval, a Private Placement of up to 272,727 common shares at a price of $0.11 per share for total proceeds of up to $30,000. The investors will also be granted non-transferable warrants to purchase up to an additional 272,727 common shares for a period of two years at a price of $0.15 per share.

The proceeds of this Private Placement will be used for general working capital.

This financing is unrelated to the US $3,000,000 financing which was announced on March 13, 2003 and is still under negotiation.

The Company also announces that it has decided to attempt to raise up to an additional $100,000.00 on the same terms above. These funds will be used for additional working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, President and CEO

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

dlw 5/13

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com